Free Writing Prospectus to Amendment No. 1 dated January 7, 2026 relating to

Preliminary Pricing Supplement No. 13,091

Registration Statement Nos. 333-275587; 333-275587-01

Dated January 5, 2026; Filed pursuant to Rule 433

Morgan Stanley

Worst-of NDXT and RTY Contingent Income Auto-Callable Securities due February 3, 2028

This document provides a summary of the terms of the securities. Investors must carefully review the accompanying amended preliminary pricing supplement referenced below, product supplement, index supplement and prospectus, and the “Risk Considerations” on the following page, prior to making an investment decision.

Terms
Issuer:	Morgan Stanley Finance LLC
Guarantor:	Morgan Stanley
Underlier:	Nasdaq-100® Technology Sector IndexSM (NDXT) and Russell 2000® Index (RTY)
Automatic early redemption:

If, on any redemption determination date, the closing level of each underlier is greater than or equal to its call threshold level, the securities will be automatically redeemed. No further payments will be made on the securities once they have been automatically redeemed.

Call threshold level:	100% of the initial level for each underlier
Redemption determination dates:	Beginning after one year, monthly
Contingent coupon:	10.50% per annum
Coupon payment dates:	Monthly
Coupon barrier level:	75% of the initial level for each underlier
Downside threshold level:	75% of the initial level for each underlier
Pricing date:	January 30, 2026
Final observation date:	January 31, 2028
Maturity date:	February 3, 2028
CUSIP:	61780ATK1
Estimated value:	$977.30 per security, or within $35.00 of that estimate
Amended preliminary pricing supplement:	https://www.sec.gov/Archives/edgar/data/895421/000183988226001115/ms13091_424b2-00610.htm
[1]All payments are subject to our credit risk

Hypothetical Payment at Maturity[1] (if the securities have not been automatically redeemed)
% Change in Closing Level of the Worst Performing Underlier	Payment at Maturity per Security (excluding any contingent coupon payable at maturity)
+100.00%	$1,000.00
+80.00%	$1,000.00
+60.00%	$1,000.00
+40.00%	$1,000.00
+20.00%	$1,000.00
0.00%	$1,000.00
-20.00%	$1,000.00
-25.00%	$1,000.00
-26.00%	$740.00
-30.00%	$700.00
-40.00%	$600.00
-60.00%	$400.00
-80.00%	$200.00
-100.00%	$0.00

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

Underlier(s)

For more information about the underlier(s), including historical performance information, see the accompanying amended preliminary pricing supplement.

Risk Considerations

The risks set forth below are discussed in more detail in the “Risk Factors” section in the accompanying amended preliminary pricing supplement. Please review those risk factors carefully prior to making an investment decision.

Risks Relating to an Investment in the Securities

●The securities do not guarantee the return of any principal.

●The securities do not provide for the regular payment of interest.

●Payment of the contingent coupon is based on the closing levels of the underliers on only the related observation date at the end of the related interest period.

●Investors will not participate in any appreciation in the value of either underlier.

●The securities are subject to early redemption risk.

●The market price of the securities may be influenced by many unpredictable factors.

●The securities are subject to our credit risk, and any actual or anticipated changes to our credit ratings or credit spreads may adversely affect the market value of the securities.

●As a finance subsidiary, MSFL has no independent operations and will have no independent assets.

●The rate we are willing to pay for securities of this type, maturity and issuance size is likely to be lower than the rate implied by our secondary market credit spreads and advantageous to us. Both the lower rate and the inclusion of costs associated with issuing, selling, structuring and hedging the securities in the original issue price reduce the economic terms of the securities, cause the estimated value of the securities to be less than the original issue price and will adversely affect secondary market prices.

●The estimated value of the securities is determined by reference to our pricing and valuation models, which may differ from those of other dealers and is not a maximum or minimum secondary market price.

●The securities will not be listed on any securities exchange and secondary trading may be limited.

●As discussed in more detail in the accompanying product supplement, investing in the securities is not equivalent to investing in the underlier(s).

●The U.S. federal income tax consequences of an investment in the securities are uncertain.

Risks Relating to the Underlier(s)

●Because your return on the securities will depend upon the performance of the underlier(s), the securities are subject to the following risk(s), as discussed in more detail in the accompanying product supplement.

oYou are exposed to the price risk of each underlier.

oBecause the securities are linked to the performance of the worst performing underlier, you are exposed to a greater risk of not receiving a positive return on the securities and/or sustaining a significant loss on your investment than if the securities were linked to just one underlier.

oAdjustments to an underlying index could adversely affect the value of the securities.

●The securities are subject to risks associated with investments in securities with a concentration in the technology sector.

●The securities are subject to risks associated with small-capitalization companies.

Risks Relating to Conflicts of Interest

●The calculation agent, which is a subsidiary of Morgan Stanley and an affiliate of MSFL, will make determinations with respect to the securities.

●Hedging and trading activity by our affiliates could potentially adversely affect the value of the securities.

Tax Considerations

You should review carefully the discussion in the accompanying amended preliminary pricing supplement under the caption “Additional Information About the Securities–United States federal income tax considerations” concerning the U.S. federal income tax consequences of an investment in the securities, and you should consult your tax adviser.